

Ked City Cide
TRIBUNE

CROOKED CITY CIDER

2019 Report

Dear investors,

Hi All, Wow, was a year for 2019! It was wildly successful and we have truly built a space for people to explore ciders and have created a welcoming space for people of all ages. From the 2 year old sipping a sparkling apple juice to the 70 year old celebrating her birthday with her family, Crooked City is a family friendly destination. Towards the end of 2019 we were starting to look at jumping back in the to production game...then COVID hit and everything stopped. We are currently operating at a severe loss every month (since March) and are exploring all options. Our ability to flex and offer all of our good to-go has been vital in keeping up afloat and we look forward to opening again for full service in the near future.

We need your help!

Right now we REALLY need more sales. We are negotiating our lease due to COVID-19, but still have expenses that outweigh our sales. We need our supporters more now than ever. Send your friends, send you family, and come on in to our bar to buy food and drink to-go. We added online sales last week so you can pre-order drinks for pick-up and have expanded our to-go offerings to over 60 ciders!

Sincerely,

Dana Bushouse

Cider Boss

Our Mission

I hope to continue to grow our cider production, increase distribution, and add a line of canned cider. I plan to open additional taprooms around the Bay Area, bringing cider to the people!

See our full profile

How did we do this year?

Report Card

A-

The Good

- Retained staff for over a year.
- Added to-go sales.
- Partnership with Oakland Zoo and Oakland Panthers.

The Bad

- Disaster declared due to Covid-19, sales plulmmeted.
- Weekday sales relatively slow compared to weekend sales.
- Lack of increase in private parties.

2019 At a Glance

January 1 to December 31

$54,000 [88%]
Revenue

$6,000 [97%]
Net Profit

$0 [100%]
Short Term Debt

$0
Raised in 2017

$60,000
Cash on Hand
As of 03/27/19

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $54,000 compared to the year ended December 31, 2018, when the Company had revenues of $91,201.22. Our gross margin was 62.96% in fiscal year 2019, compared to 54.48% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $183,000, including $150,000 in cash. As of December 31, 2018, the Company had $231,405.01 in total assets, including $35,214.06 in cash.

- *Net Income.* The Company has had net income of $6,000 and net income of $2,950.40 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $700,000 for the fiscal year ended December 31, 2019 and $166,520.56 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $525,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Crooked City Cider LLC cash in hand is $60,000, as of March 2019. Over the last three months, revenues have averaged $18,000/month, cost of goods sold has averaged $21,000/month, and operational expenses have averaged $11,000/month, for an average burn rate of $14,000 per month. Our intent is to be profitable in 0 months.

We opened the bar, held grand opening activities, hired staff, took on rent and utility costs amongst other operating costs and shut-down cider production.

We expect revenues to continue to increase as awareness of our new tap house spreads. We have remaining loan funding to cover us during this initial opening phase.

Net Margin: 11% **Gross Margin: 63%** **Return on Assets: 3%** **Earnings per Share: $Infinity** **Revenue per Employee: $54,000**

Cash to Assets: 82% **Revenue to Receivables: ~** **Debt Ratio: 383%**

StatementofCashFlows.pdf BalanceSheet__1_.pdf ProfitandLoss__3_.pdf

We ❤ Our 197 Investors

Thank You For Believing In Us

Stanley. Evans
Michael Loretto
Caleb Hall
Albert E Habshi Jr
Courtney Baxter
Jack D Retzer
Mallory Barkdull
Andrew Lindley
Alec Foster
Santiago Castillo
Frank Besse
Jeff Stitt
Ryan Ross
Marshall Atwood
Tina Farman
Joseph Patsch
Jonathan Peck
Jamie Flaherty Evans
Angela Fragomeni
Beth Phillips
Ramsey Wright
Sarah Bottger
Erin Walker
Jamie Facciola
Dylin Redling
Jennifer Shaw
Robert Moulton
Jonathan Wong
Jonny Price

Emily Tsitrian
Cory Owens
Kevin Soto
Eric Zentner
Neil Young
Joseph Krzyzewski
Lee Fenyves
Afreen Ahmad Chandrase...
Logan Christopher
John Danesi
Pauline VanBeek
Christopher Loren Jenks
Kathryn Donovan
Clara H
Jesse Bachrach
Andrew Faust
Kristen Foery
Maren Delap
William Gilliland
Carl Silliman
Sheila Penelope Thorne
Josh Winzeler
Chelsea Dabner
Vinny Giardina
Nicole Sattler
Brian Loughry
Jesse Johnson
Mark Sherratt

De Vere Kutscher
Longkill Group LLC
Blake Poreda
Victor Variz
Dan Potter
Rebecca Puretz
Randi Plotner
Dean Morier
Carmelo Martinez-Vazquez
Anton Fernsler
Andrew Cain
Simone Cohen
Cynthia Koenigsberg
Robert L Hughes
Eric Gordon
Gordon Stephenson
Audra D Mathews
Benjamin Mark Porter
Aubrey B Albano
Alexander Lee-Green
Ronald Graves
Eric Evers
Amber Calkins
Jay Fife
Dona Gomez
Darrin Cohen
Edward Morales
Stephen Grimsley

Angela Noury
Justin Robinson
Danny Ceballos
Fowana Terry
Justin Calvert
Russell Bundage
Brandi Sf
James Lougosi Carter
Andrew Combs
Jesse Russell
Romyn Sabatchi
Brian McKeown
Dan Helvering
Stephen Hager
Michael Hastings
Brian T. Stires
Dorian Nasby
Tracy Neal
Wyatt CULBERTSON
Noel Chalmers
Stuart Hansen
Danielle Siegler
Fenil Shah
Mark Schuricht
Larry McCloskey
Alexander Fry
Spencer Arnold
Frank DeLaRosa

Jay Vee
Angie Lin
Jonathan Hart
Jeffrey Zinchuk
Anton Podviaznikov
Jose Jimenez
Shaun A Ross
Brian Fraley
Nelson Carvalho
Eric Gustafson
John Mark Quinn
Chris Emery
Matthew Gallagher
Tia Barnard
Caleb Heikkila
Jodi Smith
Mick Hall
Rune Stromsness
Kimberley Evans
Curtiss Potter
Anne Barker
Susie Wise
Georgia Strickland
Simon Chen
Anna Davda
Heather West
Johnny Kooy
Charles Stanfill

Luis A Colon
Calvin Chung
Gabrielle Bates
Jessica Hutson
Marek Nenadal
Nate Boggs
Nayeli Maxson
Russell Green
Jeff Braisted
Kenneth Van Rye
Mario Hernandez
Stephen Bushouse
Jonathan Estes
Robyn Caladim
Max Stahl
Kevin O
Doug Ittner
Peter Boniface
Jennifer Mahoney
Cris Green
Kathy Geil
Kellie O'D
Glo Schindler
Abigail Knight
Deborah Cussen
Scott Annis
David Bertschy
Kien Nguyen

Andrew Coppola
Jason Franklin Bui
Rachel Ritter
Ryan McGrail
Jonathan Kania
Romero Idgaf Jackson
Charles West
Eric Brook
Jaspreet Johny Singh
Chandler Merz
Mark Rutherford
John French
Cate Johnston
Ann Marie Benz
Nicholas Moore
Joelle Smith
Kristie Ridilla
Sanjiv Gokhale
Lorie Delizo
Tanya Taylor-Thornhill
Michael J Barton
Jacobson Schwager
Laura Bennett
Shri Sreedharan
Elise Racine
Tim Godfrey
Micki Solhan
Jenna Perelman

Thank You!

From the Crooked City Cider Team



Dana Bushouse
Cider Boss

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dana Bushouse	CEO @ Crooked City Cider, LLC	2015

Officers

OFFICER	TITLE	JOINED
Dana Bushouse	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dana Bushouse		100.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kiva	04/01/2016	$10,000	$0	0.0%	04/01/2018	
Capital One Vehicle Loan Passat	04/01/2016	$15,000	$0	5.0%	09/01/2017	
Capital One Vehicle Loan Jeep	10/01/2016	$30,000	$25,000	5.0%	10/01/2023	Yes
Huntington Bank	01/01/2017	$220,000	$210,000	6.0%	01/01/2027	Yes
Main Street Launch	10/31/2018	$250,000	$250,000	8.25%	10/31/2020	Yes

Related Party Transactions

Name	Kooiman and Bushouse
Amount Invested	$220,000
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$210,000 as of 04/2018
Interest	6.0 per annum
Maturity	01/01/2027
Outstanding	Yes
Current with payments	Yes
Relationship	Parents of Founder

Interest only for the first 5 years. The loan is being facilitated through Huntington Bank, by Kooiman/Bushouse.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company has made certain assumptions about the cider market in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in consumer preferences and shifts in consumer demographics. In order to mitigate this risk, the Company has based its key assumptions off of the operations of other similar businesses.

The alcohol industry is highly competitive. Crooked City Cider face competition from small scale distributors as well as mass-market grocery distributors and retailers, and from both the cider industry as well as the beer industry. These competitors have been in business longer, have substantially greater financial and other resources, and may be better established in their markets.

Because the Company will manufacture and sell alcohol, it will be subject to extensive regulation by the Federal Tax and California Alcoholic Beverage Control. These regulations are strictly enforced. Failure to follow those regulations could have a severe negative impact on it's sales and even it's ability to remain open

The cost of making cider is very dependent on ingredient costs, especially apples and apple juice. Increases in ingredient costs due to shortages or weather could affect the Company's profit margins.

Crooked City Cider is dependent on its single manager. If anything catastrophic were to happen to her, the future of the company may be compromised.

The Company has limited control over our suppliers and are dependent on them for its business. A change in relationship with a supplier could have negative effects on its operations.

The Company has made a key assumption that the market for ciders will continue to grow to support its expansion to a new location. If cider does not continue to grow in popularity the company may not be able to support it's expanded operations and may need to scale back it's productions.

The company owes money through a related party debt. As of April 2018 we owe $210,000 through a related party loan as well as $25,000 through a non-related party loan. We are not prohibited from taking on more debts in the future and therefore, if we increase our debt amount, our financial position could be harmed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Crooked City Cider LLC

- California Limited Liability Company
- Organized September 2015
- 1 employees

206 Broadway
Oakland CA 94607

http://www.crookedcitycidertaphouse.com

Business Description

Refer to the Crooked City Cider profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Crooked City Cider is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/crookedcitycider/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*